December 15, 2017

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Suzanne Hayes

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-1; (SEC File No. 333-220368)

Dear Ms. Hayes:

Acting as representatives to the several underwriters, we hereby join in the request of Adial Pharmaceuticals, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on December 19, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between November 24, 2017 and December 18, 2017, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated November 22, 2017 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of the Prospectus. We have been informed by the other underwriters participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of the Prospectus.

Very Truly Yours,

By: JOSEPH GUNNAR & CO., LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking/Underwritings Global Equity Capital Markets